================================================================================
================================================================================


13 March 2003

File ref: 67 SX-02



The Company's Announcement Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street13
SYDNEY NSW 2000


Dear Sir/Madam

LODGMENT OF AUDITED FINANCIAL REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

Further to our lodgment on 11 February 2003 of Appendix 4B regarding our Company's results for the six months ended 31 December 2002, we enclose our audited statutory financial report for the same period. We confirm that the results reported in Appendix 4B are consistent with the enclosed financial report.

We understand that this lodgment also satisfies the requirements to lodge the financial report with the Australian Securities & Investment Commission.

Should there be any queries regarding this matter, please do not hesitate to contact the writer.

Yours faithfully


LAURENCE M CARSLEY
CHIEF FINANCIAL OFFICER


Enc

================================================================================

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                          AND ITS CONTROLLED ENTITIES


                                DIRECTORS' REPORT

The Directors take pleasure in submitting their report and the financial report of Jupiters Limited (the Company) and its controlled entities (the Economic Entity) for the six months ended 31 December 2002.

DIRECTORS

The Directors in office from 1 July 2002 to the date of this report are as follows:

LAWRENCE J. WILLETT AO - Chairman

ROBERT A. HINES - Managing Director

SIR FRANCIS MOORE AO

PENELOPE MORRIS AM, B.ARCH (HONS), M.ENV.SCI, DIP CD, FRAIA, FAICD

JOHN D. STORY B.A., LLB


PROFIT AND DIVIDENDS

The net profit for the six months ended 31 December 2002 was $34,657,578 (2001:
$36,186,453).

The Directors have declared an interim fully franked dividend of 11 cents per share.

Since 30 June 2002, a fully franked dividend of 11 cents per share in respect of the year ended on that date (as reported in the Directors' Report) has been paid.

REVIEW OF OPERATIONS

The net profit after tax for the six months ended 31 December 2002 was $34.7 million a decrease of $1.5 million or 4.1%, compared to $36.2 million for the previous corresponding period ("pcp").

Total revenue of $400.6 million decreased 1.6% or $6.5 million from $407.1 million for the pcp.

Earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $97.5 million, compared with $105.7 million for the pcp.

Gaming machine performance in the Casinos has continued to strengthen but not sufficiently to improve on the pcp. Total gaming machine revenues for the three casinos was $128.3 million compared to $133.2 million for the pcp, a decrease of $4.9 million or 3.7%.

The International Commission Business has performed satisfactorily posting a 12% increase in front money over a very strong pcp. This aspect of our business remains in the range of 10% to 15% of total revenues.

================================================================================


Centrebet achieved revenues of $16.6 million an increase of $4.8 million or 41% on the pcp.

Revenues from the wide area gaming operations consisting of Keno games in NSW and Queensland and gaming machine monitoring in Queensland rose by $1.7 million to $61.0 million and contributed EBITDA of $21.6 million an increase of $2.2 million or 11% over the pcp.

The Company's net debt to shareholders' equity ratio and interest cover ratio were 76.2% and 5.5 times respectively for the six months ended 31 December 2002. Return on equity for the six months ended 31 December 2002 was 14.6% compared to 11.5% for the pcp.

ROUNDING OF AMOUNTS

Jupiters Limited is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that Class Order, amounts in the consolidated financial report and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of Directors.




L.J.  WILLETT
Chairman




R.A.  HINES
Managing  Director



Brisbane
11  February  2003


================================================================================


                                JUPITERS LIMITED
                               A.C.N.  010 741 045
                           AND ITS CONTROLLED ENTITIES

                  CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
                    FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

                                                                Consolidated
                                                                ------------

                                                Note      2002             2001
                                                ----
                                                          $000             $000
                                                         --------       --------
Operating revenues:
        Casino                                           234,894        246,364
        Hotel                                             68,544         63,665
        Other gaming and wagering                         75,733         69,740
        Gaming equipment sales and
             technology services                          18,547         24,578
                                                         --------       --------
                                                         397,718        404,347
Other revenue                                    6         2,838          2,795
                                                         --------       --------
Total revenue from ordinary activities                   400,556        407,142

Employee related expenses                               (116,300)      (114,222)
Government gaming taxes and
     fees/community benefit contribution                 (56,857)       (59,561)
Marketing expenses                                       (49,094)       (47,599)
Cost of goods sold                                       (11,489)       (14,223)
Depreciation and amortisation expense            6       (27,438)       (26,626)
Borrowing costs                                  6       (18,715)       (11,634)
Management fees                                           (9,761)       (10,309)
Property operations and energy costs                     (10,923)       (10,749)
Keno commissions                                         (12,872)       (11,792)
Other expenses from ordinary activities                  (34,570)       (31,539)
                                                         --------       --------

Profit from ordinary activities before
     income tax expense                                   52,537         68,888

Income tax expense                                       (17,331)       (31,939)
                                                         --------       --------

Net profit before outside equity interests                35,206         36,949

Net profit attributable to outside equity
     interests                                              (548)          (763)
                                                         --------       --------

Net profit attributable to members of the
     chief entity                                         34,658         36,186

Increase in opening balance of retained
profits on adoption of new accounting
standard AASB 1044 "Provisions, Contingent
Liabilities and Contingent Assets"                        22,902            -
                                                         --------       --------

Total changes in equity other than those
resulting from transactions with owners
as owners                                                 57,560         36,186
                                                         ========       ========

Basic earnings per share (cents per share)                  17.2           15.0
                                                         ========       ========
Diluted earnings per share (cents per share)                17.2           15.0
                                                         ========       ========


              The accompanying notes form an integral part of this
                  condensed statement of financial performance


================================================================================

                               JUPITERS LIMITED
                               A.C.N.  010 741 045
                           AND ITS CONTROLLED ENTITIES

                  CONDENSED STATEMENT OF FINANCIAL POSITION
                              AT 31 DECEMBER 2002

                                                              Consolidated
                                                              ------------

                                                         31.12.02       30.6.02
                                                          $000           $000
                                                       ----------     ----------

CURRENT ASSETS:
     Cash assets                                          65,404         85,301
     Receivables                                          25,226         18,420
     Inventories                                          17,178         14,098
     Other                                                 9,654         10,568
                                                       ----------     ----------
          Total current assets                           117,462        128,387
                                                       ----------     ----------

NON-CURRENT ASSETS:
     Property, plant and equipment                       797,908        792,061
     Intangibles                                         116,840        122,831
     Deferred tax assets                                   1,039            -
     Other                                                24,677         24,052
                                                       ----------     ----------
          Total non-current assets                       940,464        938,944
                                                       ----------     ----------
          Total assets                                 1,057,926      1,067,331
                                                       ----------     ----------

CURRENT LIABILITIES:
     Payables                                             96,361         93,699
     Interest bearing liabilities                          1,276          1,827
     Current tax liabilities                               2,505         21,348
     Other provisions                                     17,917         36,375
                                                       ----------     ----------
          Total current liabilities                      118,059        153,249
                                                       ----------     ----------

NON-CURRENT LIABILITIES:
     Interest bearing liabilities                        451,672        431,695
     Deferred tax liabilities                               -             2,358
     Other provisions                                     12,271         10,622
                                                       ----------     ----------
           Total non-current liabilities                 463,943        444,675
                                                       ----------     ----------
           Total liabilities                             582,002        597,924
                                                       ----------     ----------
           Net assets                                    475,924        469,407
                                                       ==========     ==========

EQUITY:
     Contributed equity                                  311,410        310,457
     Retained profits                                    164,514        127,592
                                                       ----------     ----------
     Chief entity interest                               475,924        438,049
     Outside equity interest                                -            31,358
                                                       ----------     ----------
          Total equity                                   475,924        469,407
                                                       ==========     ==========


              The accompanying notes form an integral part of this
                    condensed statement of financial position


================================================================================


                                JUPITERS LIMITED
                               A.C.N.  010 741 045
                           AND ITS CONTROLLED ENTITIES

                        CONDENSED STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

                                                                Consolidated
                                                                ------------

                                                          2002             2001
                                                          $000             $000
                                                         --------       --------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
     Cash receipts in the course of operations           392,598        393,185
     Cash payments in the course of operations          (292,960)      (280,906)
     Interest received                                     1,032          1,677
     Borrowing costs                                     (23,207)       (11,003)
     Income taxes paid                                   (39,845)       (32,492)
                                                       ----------     ----------
          Net cash provided by operating activities       37,618         70,461
                                                       ----------     ----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchase of property, plant and equipment           (29,189)       (17,404)
     Proceeds from sale of property, plant
          and equipment                                      120             39
     Purchase of businesses                                   -          (2,000)
     Increase in ownership interest in
          controlled entity                              (24,285)           -
                                                       ----------     ----------
          Net cash used in investing activities          (53,354)       (19,365)
                                                       ----------     ----------

CASH FLOWS USED IN FINANCING ACTIVITIES:
     Repayment of borrowings                             (20,300)       (90,400)
     Proceeds from borrowings                             40,000         40,000
     Ordinary dividends paid                             (22,902)       (25,672)
     Repayment of finance lease                             (959)          (937)
                                                       ----------     ----------
          Net cash used in financing activities           (4,161)       (77,009)
                                                       ----------     ----------
     Net decrease in cash held                           (19,897)       (25,913)

     Cash at the beginning of the period                  85,301        116,742
                                                       ----------     ----------
     Cash at the end of the period                        65,404         90,829
                                                       ==========     ==========


              The accompanying notes form an integral part of this
                        condensed statement of cash flows


================================================================================


                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                     NOTES TO THE CONDENSED FINANCIAL REPORT
                               AT 31 DECEMBER 2002



1.BASIS OF PREPARATION OF THE FINANCIAL REPORT:

Basis of Preparation

This general purpose consolidated financial report has been prepared for the six months ended 31 December 2002 in accordance with Australian Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It is recommended that this report be read in conjunction with the 30 June 2002 annual financial report and any public announcements made by Jupiters Limited and its controlled entities during the half year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. This financial report does not include all notes of the type normally included within the annual financial report. This financial report has been prepared on the basis of historical costs and the accounting policies adopted are consistent with those applied in the 30 June 2002 annual financial report.

Changes in Accounting Policies

The consolidated entity has complied with the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half year by $22,902,000. In accordance with the new Standard, no provision for dividend has been recognised for the half year ended 31 December 2002. The change in accounting policy has had no effect on basic or diluted EPS.


2. CHANGE IN COMPOSITION OF ENTITY:

Throughout the six months ended 31 December 2002, Jupiters Limited held an ownership interest of 47.5% in Breakwater Island Trust, a controlled entity. On 31 December 2002, Jupiters Limited effectively increased its ownership interest to 100% by declaring its takeover bid unconditional by that date. Jupiters Limited has exercised its right to compulsorily acquire the 5.8% ownership interest held by dissenting unitholders of Breakwater Island Trust as at 31 December 2002. The total consideration offered for the increase in ownership interest was $27.9 million excluding transaction costs, this was funded by the issue of $0.9 million Jupiters Limited ordinary shares at 31 December 2002 and the balance in cash.


================================================================================


                                JUPITERS LIMITED
                          AND ITS CONTROLLED ENTITIES

                     NOTES TO THE CONDENSED FINANCIAL REPORT
                               AT 31 DECEMBER 2002



3. CONTINGENT LIABILITIES:

Since the last annual reporting date, there has been no change in contingent liabilities.


4. DIVIDENDS:

The Directors have declared an interim fully franked dividend of 11 cents per share for the year ending 30 June 2003 (2001: 10 cents per share fully franked). This declaration will result in the payment of approximately $22.2 million in March 2003, subject to any allotment of Jupiters Limited's shares under the Breakwater Island Trust compulsory acquisition process.



                                                          2002             2001
                                                          $000             $000
                                                         --------       --------
5. RETAINED PROFITS:

Retained profits at the beginning of the
     half year                                           127,592        123,881
Net profit attributable to members of the
     chief entity                                         34,658         36,186
Adjustment arising from adoption of new
     accounting standard AASB 1044
     "Provisions, Contingent Liabilities
     and Contingent Assets"                               22,902            -
Interim dividend of 10 cents per share,
     fully franked at 30% related to
     year ended 30 June 2002                                 -          (24,135)
Final dividend of 11 cents per share,
     fully franked at 30% related to year
     ended 30 June 2002                       (22,148)
Final distribution of 1 cent per unit,
     fully franked at 30% payable by
     Breakwater Island Trust to outside
     equity interests related to year
     ended 30 June 2002                          (754)
                                              --------
                                                         (22,902)           -
Reclassification of retained earnings on
     acquisition of controlled entity                      2,264            -
Over provision of prior year final
     distribution payable by Breakwater Island
     Trust to outside equity interest                       -               151
                                                       ----------     ----------
Retained profits at the end of the half year             164,514        136,083
                                                       ==========     ==========


================================================================================


                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                     NOTES TO THE CONDENSED FINANCIAL REPORT
                               AT 31 DECEMBER 2002

                                                                Consolidated
                                                                ------------

                                                          2002             2001
                                                          $000             $000
                                                         --------       --------
6. PROFIT FROM ORDINARY ACTIVITIES:

Profit from ordinary activities has been arrived at after:

Crediting the following -

Operating revenues:
     Casino                                              234,894        246,364
     Hotel                                                68,544         63,665
     Other gaming and wagering                            75,733         69,740
     Gaming equipment sales and technology services       18,547         24,578
                                                         --------       --------
                                                         397,718        404,347
                                                         --------       --------
Other revenues:
     Interest from other persons                           1,125          1,435
     Proceeds from sale of property,
          plant and equipment                                120             39
     Other                                                 1,593          1,321
                                                         --------       --------
                                                           2,838          2,795
                                                         --------       --------

Charging the following expenses -

Depreciation and amortisation expense:
     Depreciation of property, plant and equipment        20,664         20,179
     Amortisation of:
          Leased assets                                    1,612          1,657
          Goodwill                                         3,918          3,973
          Management contract                                264            264
          Deferred borrowing costs                           980            553
                                                         --------       --------
                                                          27,438          26,626
                                                         --------       --------

Borrowing costs:
     Unsecured notes issued in USA                         9,749          9,751
     Reset preference shares classified
          as liabilities                                   7,813            -
     Bank loans and overdraft                              1,097          1,771
     Finance charges relating to leases                       56            112
                                                         --------       --------
                                                          18,715          11,634
                                                         --------       --------

Other expenses:
     Property lease rentals                                2,711          2,739
     Government gaming taxes/community
          benefit contribution                            55,364         54,804
     Bad debts written off and provision
          for doubtful debts                               2,261            863


================================================================================


                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                     NOTES TO THE CONDENSED FINANCIAL REPORT
                               AT 31 DECEMBER 2002


7. SEGMENT INFORMATION:

                               31 December 2002            31 December 2001
                            ----------------------        --------------------

                            Segment        Segment       Segment      Segment
                            Revenue        Result        Revenue      Result
Business Segments:          $000           $000          $000         $000
-----------------           -------        -------       --------     --------

Land based operations       305,164         60,162        311,690       71,530

Wide-area operations         60,997         13,570         60,986       11,441

Technology operations        26,581            787         28,811          650

Sportsbetting operations     16,573          4,686         11,824        4,928

Net interest                  1,125        (17,590)         1,435      (10,199)

Unallocated                   1,537        (10,761)         3,100      (10,410)

Eliminations                (11,421)         1,683        (10,704)         948

                            -------        --------      --------     --------
Consolidated                400,556         52,537        407,142       68,888
                            =======        ========      ========     ========

LAND BASED OPERATIONS
Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino (Townsville) as well as other Breakwater Island Trust activities in Townsville.

WIDE-AREA OPERATIONS
Comprises keno operations throughout Queensland and in clubs in New South Wales and gaming machine monitoring and related activities in Queensland clubs and hotels.

TECHNOLOGY OPERATIONS
Comprises national gaming and information technology service providers.

SPORTSBETTING OPERATIONS
Comprises Centrebet sportsbetting business.


Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is included in Unallocated.


================================================================================


                                JUPITERS LIMITED
                               A.C.N.  010 741 045
                           AND ITS CONTROLLED ENTITIES



                             DIRECTORS' DECLARATION



The Directors declare that:

(a) the financial statements and associated notes comply with the Accounting Standards;

(b) the financial statements and associated notes give a true and fair view of the financial position as at 31 December 2002 and performance of the Economic Entity for the half year then ended; and

(c) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and the companies who are party to a Deed of Cross Guarantee, will together be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the Deed of Cross Guarantee dated 12 June 1992.



Made in accordance with a resolution of the Directors.



L.J. WILLETT
Chairman



R.A. HINES
Managing Director



Brisbane
11  February  2003



================================================================================


ERNST & YOUNG

                                                                      1 Eagle St
                                                               Brisbane QLD 4000
                                                                       Australia

                                                                     PO Box 7878
                                                                Waterfront Place
                                                               Brisbane QLD 4001

                                                              Tel 61 7 3011 3333
                                                              Fax 61 7 3011 3100
                                                                 DX 165 Brisbane


INDEPENDENT AUDIT REPORT

To the members of Jupiters Limited

SCOPE
We have audited the financial report of Jupiters Limited, comprising the Statement of Financial Position as at 31 December 2002, the related Statement of Financial Performance and Statement of Cash Flows for the half-year then ended, attached notes and the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half year or from time to time during the half year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia, and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION
In our opinion, the half year financial report of Jupiters Limited is in accordance with:

(a) the Corporations Act 2001 including:

     (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

     (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.



Ernst & Young


Mark Hayward
Partner


Brisbane
11 February 2003


================================================================================
================================================================================